UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Under the Securities Exchange Act of 1934, as Amended
                              (Amendment No. 14)*

                             Tipperary Corporation
                                (Name of Issuer)

                    Common Shares, $0.02 par value per share
                         (Title of Class of Securities)

                                   888002300
                                 (CUSIP Number)

                                Marshall D. Lees
                          c/o Slough Estates USA Inc.
                           444 North Michigan Avenue
                                   Suite 3230
                               Chicago, IL 60611
                                 (312) 755-0700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Estates USA Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |        0 shares
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |        0 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Trading Estates Limited
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United Kingdom, England and Wales
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |         0 shares
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |         0 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     OO
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Estates plc
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United Kingdom, England and Wales
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |         0 shares
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |        0 shares
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 shares
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     HC
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 14 amends the Statement on Schedule 13D originally filed on October 16, 1986, as amended by Amendments No. 1-10 and amended and restated by Amendment No. 11 on August 15, 2002, and amended by Amendments No. 12 on September 30, 2004 and No. 13 on July 1, 2005 by (i) Slough Estates USA Inc. ("Slough USA"), a Delaware corporation; (ii) Slough Trading Estates Limited, a United Kingdom limited company ("STEL"); and (iii) Slough Estates plc, a United Kingdom public limited company ("Slough plc" and together with Slough USA and STEL, "Slough Estates" or the "Reporting Persons").

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 30, 2004, a copy of which was filed as Exhibit 2 to Amendment No. 12 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

         All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transactions

The following paragraph is hereby added to Item 4:

         This Amendment No. 14 is filed for purposes of disclosing that as a result of the consummation of the Amended and Restated Interest Purchase Agreement (the "IPA"), dated as of July 4, 2005, by and between Slough plc and Santos International Holdings Pty Ltd ("Santos"), the Reporting Persons no longer hold any of the Issuer's Common Stock. All of the Reporting Persons' previously held shares were sold to Santos on July 13, 2005 pursuant to the IPA.

Item 5. Interest in Securities of the Issuer

The following paragraph is hereby added to Item 5(a):

         None of the Reporting Persons continues to have an Interest in the Common Stock of the Issuer.

The following paragraph is hereby added to Item 5(b):

         See Item 5(a).

The following paragraph is hereby added to Item 5(c):

                      Common Stock     Stock
    Date     Type     # of shares      Price    Where/how transaction effected
    ------   ------   --------------   ------   -------------------------------

    7/13/05  sell     24,238,844 (1)    7.39    private transaction


         (1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The following paragraph is hereby added to Item 6:

                See Item 4.

Item 7.   Material to Be Filed as Exhibits

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 14, 2005

                                        SLOUGH ESTATES USA INC.

                                        By:  /s/ R W Rohner
                                            -----------------------------------
                                             R W Rohner
                                             Senior Vice President and CFO


                                        SLOUGH TRADING ESTATE LIMITED

                                        By:  /s/ David Arthur
                                            -----------------------------------
                                             David Arthur
                                             Director


                                        SLOUGH ESTATES PLC

                                        By:  /s/ Marshall Lees
                                            -----------------------------------
                                             Marshall Lees
                                             Executive Director